BIOMX INC.

22 Einstein St., Floor 4

Ness Ziona, Israel 7414003

July 11, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	BiomX Inc.
Registration Statement on Form S-3
Originally filed on April 29, 2024, as amended on July 9, 2024 and July 11, 2024
File No. 333-278986 (as amended, the “Registration Statement”)
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 of the rules and regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, BiomX Inc. (the “Company”) hereby respectfully requests acceleration of the effective date of the Registration Statement, so that it may become effective at 5:00 p.m., Eastern Time, on July 15, 2024, or as soon thereafter as practicable.

Should any member of the staff of the Commission have any questions or comments with respect to this request, please contact our counsel, Haynes and Boone, LLP, attention: Alla Digilova, Esq. at (212) 659-4993.

Very truly yours,

BIOMX Inc.

By:	/s/ Jonathan Solomon
Jonathan Solomon
Chief Executive Officer

cc:   Alla Digilova, Esq., Haynes and Boone, LLP